Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG) Adjustment To Conversion Price Of Convertible Bond (ISIN NO0010748742)

Further to the Marine Harvest share trading on the Oslo Stock Exchange excluding a dividend of NOK 2.30 per share, in the form of a repayment of paid-in capital, as from the 11th of November, the conversion price of the Company's EUR 340 million convertible bond (ISIN NO0010748742) has been adjusted.

The new conversion price is EUR 15.0765.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act